Exhibit 99.1

Plutus Financial Group Limited Announces Closing of Initial Public Offering

Hong Kong, February 6, 2025 – Plutus Financial Group Limited (“the “Company”) (NasdaqCM: PLUT), a Hong Kong-based financial services company, today announced the closing of its initial public offering (the “Offering”) of 2,100,000 ordinary shares at a public offering price of $4 per ordinary share, for total gross proceeds of $8.4 million, before deducting underwriting discounts and offering expenses. The Offering was conducted on a firm commitment basis. The ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “PLUT” on February 5, 2025.

The Company has granted the underwriter an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 315,000 ordinary shares at the public offering price, less underwriting discounts and expenses.

R.F. Lafferty & Co., Inc. acted as lead underwriter for the Offering, with Revere Securities LLC acting as co-underwriter. The Crone Law Group, P.C. served as counsel to the Company. Sichenzia Ross Ference Carmel LLP served as lead counsel to the underwriters with respect to the Offering.

A registration statement on Form F-1, as amended (File No. 333-276791) relating to the Offering was previously filed with the Securities and Exchange Commission (the “SEC”) by the Company and subsequently declared effective by the SEC on February 4, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to the Offering may be obtained from R.F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005, or by telephone at (212) 293-9090.

Before you invest in the Company, you should read the final prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Plutus Financial Group Limited

Plutus Financial Group Limited is a Hong Kong-based financial services holding company operating through two wholly-owned primary subsidiaries – Plutus Securities Limited (“Plutus Securities”) and Plutus Asset Management Limited (“Plutus Asset Management”). Plutus Securities, a securities broker licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) and a Participant on the HKEx stock exchange in Hong Kong, provides quality securities dealing and brokerage, margin financing, securities custody, and nominee services. As a licensed securities broker, Plutus Securities provides a range of financial services, including:

●	Hong Kong stock trading through the internet, mobile app, and customer phone hotline

●	Margin financing;

●	Securities custody and nominee services; providing secure and reliable clearing and settlement procedures;

●	Access to debt capital markets; and

●	Equity capital markets for issuers, offer underwriting for IPO and other equity placements, and marketing, distribution and pricing of lead-managed and co-managed offerings.

Plutus Asset Management, a wealth management and advisory firm licensed by the SFC, provides wealth management services including:

●	Professional funds management;

●	Discretionary accounts with strategies developed for customers based on individual risk tolerance and investment preferences;

●	Investment consulting and advisory services for funds managed by other companies; and

●	Investment funds, including a real estate fund, a fixed income fund, a private equity investment, and a hedge fund.

For more information, visit the Company’s website at http://www.plutusfingroup.com./en/index.php.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Plutus Financial Group Limited

Attn: Jeff Yeung

ir@plutusfingroup.com